Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Dr. Stefania Szabo Appointed as Chairperson of the Board of Femto Technologies

(September 4, 2025) – Femto Technologies Inc. (OTCID: FMTOF) (“Femto” or the “Company”), is pleased to announce the appointment of Dr. Stefania Szabo as Chairperson of the Board, effective immediately (the “Appointment”). Dr. Szabo’s 30-year professional career is a combination of public service and corporate management. She is a mother of two adult children, a lawyer by profession, graduated from the University of Szeged, Hungary and earned a LL.M degree in European Law at Stockholm University, Sweden. She started her career international law dealing with free trade and offset agreements, she then moved on to EU law and worked on Hungary’s accession to the European Union. While working on international trade relations, she transitioned to the Ministry of Foreign Affairs (MFA) of Hungary. Her first diplomatic posting was to Tel Aviv, Israel, where she served as economic attaché between 2001 and 2005. After returning to Budapest, she continued working on global affairs until 2011, when she was appointed the first female Director of Human Resources of the MFA. She was posted as Consul General of Hungary in Toronto between 2013-2018, and while her passion was her diplomatic career, she decided to immigrate to Canada for the benefit of her children.

She restarted her career in Canada, established her own consulting firm and found a new home in the private sector as Vice President at Pace Law Firm, and as Director of International Relations at Pace Global Advantage. She is also the CEO of Continest Canada, the Canadian branch of the Hungarian innovative company manufacturing sustainable foldable containers that can be used in multiple disciplines where temporary infrastructure is needed. She has been a Director of Femto since June 2021 and is also Vice President of the Canada-Israel Chamber of Commerce.

When not working, she loves riding her bike, listening to live music, reaching out to friends and going on road trips.

Yftah Ben Yaackov, CEO of Femto, comments, “Stefania’s proven experience and leadership makes her the perfect choice as our chairperson. It is only natural that a Female will lead the vision of the Board of Directors as we focus on Femtech. We are pleased to welcome her to the role of Chairperson and look forward to continue leveraging her experience as we accelerate the advancement of our Sensera Project.”

About Femto Technologies Inc.

Femto Technologies Inc. (OTCID: FMTOF) is a cutting-edge femtech company spearheading transformative advancements in wellness technology. With a strong emphasis on AI-driven solutions, Femto is dedicated to innovating products that enhance well-being through intelligent technology integration.

ABOUT SENSERA

Sensera is a feminine wellness device designed to bridge the gap between feminine pleasure and wellness, providing a holistic self-care experience that adapts to a woman’s changing needs. Sensera utilizes Femto’s proprietary Smart Release System (SRS) technology, including machine learning and AI, to enhance feminine wellness. Sensera is a CES Innovation Awards® 2025 Honorary in the AI category.

For more information on Sensera, please visit www.senserawellness.com and follow us on Instagram, Facebook, and YouTube.

MEDIA CONTACT

For product demonstration and media

Samantha Breen

Opportunity PR (for Sensera)

samantha@opportunitypr.com

+1 949.290.2834

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2024 and annual information form dated March 31, 2025, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on March 31, 2025. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.